

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 1, 2009

<u>Via U.S. Mail and Fax (212-400-6901)</u>
Mr. James D. Davidson
Chief Executive Officer
California Gold Corp.
6830 Elm Street
McLean, VA 22101

>   **Re: California Gold Corp.**
>   **Form 10-KSB for Fiscal Year Ended January 31, 2008**
>   **Filed May 15, 2008**
>   **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
>   **Filed December 15, 2008**
>   **Form 10-K/A for Fiscal Year Ended January 31, 2008**
>   **Filed March 20, 2009**
>   **Form 10-K for the Fiscal Year Ended January 31, 2009**
>   **Filed May 15, 2009**
>   **Form 10-Q for Fiscal Quarter Ended April 30, 2009**
>   **Filed June 23, 2009**
>   **File No. 333-134549**

Dear Mr. Davidson:

        We issued comments to you on the above captioned filing on July 17, 2009. As of the date of this letter, these comments have not been fully resolved. We expect you to contact us by December 10, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by December 10, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at

http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Suying Li at (202) 551-3335 if you have any questions.

Sincerely,

Chris White
Branch Chief

cc: Via Facsimile
Paul C. Levites, Esq.
(212) 400-6901